KOBE STEEL, LTD.

9-12, KITASHINAGAWA 5-CHOME, SHINAGAWA-KU
TOKYO, 141-8688 JAPAN
TEL NO: 03-5739-7117 FAX NO: 03-5739-6911

March 2, 2006

Company Announcement

Dear Sirs and Madams,

In accordance with the purpose of Article 9.3 and 9.4 under the DEALER AGREEMENT among Kobe Steel International (Netherlands) B.V., Salomon Brothers International Limited, and others dated September 30, 1999, we are enclosing copy of

"Kobe Steel's Earnings Forecast for Fiscal 2005
(April 1, 2005 - March 31, 2006)"

pages 5

Thank you very much of your assistance in handling it as required.

Sincerely yours,

小山安雄

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.
TEL : +81-3-5739-7117
FAX : +81-3-5739-6911

dlw 3/15

Kobe Steel's Earnings Forecast for Fiscal 2005
(April 1, 2005 - March 31, 2006)

March 2, 2006

Listed company name:	Kobe Steel, Ltd.
Stock Exchange Number:	5406
Listings:	Tokyo, Osaka and Nagoya, Japan
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi

TOKYO, March 2, 2006 – Kobe Steel, Ltd. announced today its earnings forecast for fiscal 2005, ending March 31, 2006.

1. Consolidated Forecast

Japan's economy continues to steadily recover, with corporate earnings reaching high levels; capital investment going up; and personal spending increasing, bolstered by higher incomes. Overseas, although high oil prices are pressuring inflation, the economy continues to be robust.

Domestic demand for steel continued to be strong in the automotive, shipbuilding and other manufacturing industries. For general steel products, high steel production in China led to an oversupply situation. However, inventories have been going down and with a partial recovery in the Chinese market, there are signs that the market is bottoming out. Under these conditions, Japan's total crude steel production for fiscal 2005 is forecast to be 112.65 million metric tons.

In Kobe Steel's Iron & Steel segment, in both the domestic and overseas markets, Kobe Steel has been continuing its stance of maintaining its steel prices. As a result, steel exports have been decreasing from the first half of the fiscal year, as have domestic shipments of steel sheet. Overseas steel prices are affected by the soft international market for general steel products. However, owing to a recovery in domestic manufacturing industries, steel prices as a whole are expected to improve.

Consolidated sales for the year ending March 2006 are anticipated to reach 1.66 trillion yen, the same as the previous forecast. Ordinary income is expected reach 170 billion yen, an increase of 5 billion yen from the previous forecast. Although profits will be affected by lower steel production, other business segments on the whole are expected to remain strong. In addition, in the Aluminum & Copper segment, profits are expected to be bolstered by the high prices of aluminum ingot and copper cathode, in which the average method has been adopted for valuing inventories.

Kobe Steel anticipates posting a 3 billion extraordinary loss on measures to contain contaminated soil found on the grounds of the former Amagasaki Works. As a result, net income for fiscal 2005 is expected to remain at 80 billion yen, the same as the previous forecast in October 2005.

Consolidated Forecast for Fiscal 2005 (in billions of yen)

	Current Forecast	Previous Forecast**	FY2004
Net sales	1,660.0	1.660.0	1,443.7
Ordinary income*	170.0	165.0	116.0
Net income	80.0	80.0	51.2

* Also known as pretax recurring profit
** Previous forecast: October 31, 2005

2. Non-consolidated Forecast

Non-consolidated sales for fiscal 2005 are anticipate to reach 1,040 billion yen, unchanged from the previous forecast on October 31, 2005. Ordinary income is forecast to be 110 billion yen, up 5 billion yen from the previous forecast. Net income is expected to remain unchanged at 50 billion yen.

Non-consolidated Forecast for Fiscal 2005 (in billions of yen)

	Current Forecast	Previous Forecast**	FY2004
Net sales	1,040.0	1,040.0	899.7
Ordinary income*	110.0	105.0	67.8
Net income	50.0	50.0	31.0

* Also known as pretax recurring profit
** Previous forecast: October 31, 2005

Dividends

Taking into consideration the company's earnings forecast and retained earnings for fiscal 2005, it was decided at the Board of Directors' meeting today to propose at the ordinary shareholders' meeting that a dividend of 6 yen per share be paid for the fiscal year.

Supplementary Information

1. Sales and Operating Income by Segment (consolidated, in billions of yen)

Segment		FY2005			Previous Forecast	FY2004 Full Year
		1st Half	2nd Half Est.	Full Year Est.		
Iron & Steel	Sales	366.3	393.7	760.0	765.0	631.3
	Operating Income	68.9	58.1	127.0	130.0	91.8
Wholesale Power Supply	Sales	31.0	34.0	65.0	65.0	58.6
	Operating Income	8.3	10.7	19.0	19.0	19.4
Aluminum & Copper	Sales	152.4	147.6	300.0	290.0	282.9
	Operating Income	12.2	10.8	23.0	20.0	16.9
Machinery	Sales	113.8	151.2	265.0	270.0	226.8
	Operating Income	3.1	7.4	10.5	11.0	10.3
Construction Machinery	Sales	106.3	113.7	220.0	220.0	206.6
	Operating Income	3.6	5.9	9.5	8.5	7.2
Real Estate	Sales	17.2	27.8	45.0	45.0	32.4
	Operating Income	1.3	3.2	4.5	4.0	3.0
Electronic Materials & Other Businesses	Sales	28.2	31.8	60.0	60.0	54.0
	Operating Income	8.4	9.6	18.0	17.0	14.0
Eliminations	Sales	(25.9)	(29.1)	(55.0)	(55.0)	(49.1)
	Operating Income	2.0	1.5	3.5	3.5	3.6
Total	Sales	789.5	870.5	1,660.0	1,660.0	1,443.7
	Operating Income	108.2	106.8	215.0	213.0	166.5

Consolidated ordinary income	85.4	84.6	170.0	165.0	116.0

2. Steel Production & Sales

Crude Steel Production (non-consolidated, in millions of metric tons)

	FY2005			FY2004		
	1st Half	2nd Half Est.	Full Year Est.	1st Half	2nd Half	Full Year
Industry total *	56.80	55.85	112.65	56.38	56.52	112.90
Kobe Steel	3.83	3.73	7.56	3.80	3.91	7.71

* Total crude steel production by Japan's steel industry

Sales of Steel Products at Kobe Steel

	FY2005			FY2004		
	1st Half	2nd Half Est.	Full Year Est.	1st Half	2nd Half	Full Year
Shipments (millions metric tons)	3.34	3.18	6.52	3.24	3.43	6.67
Price (in yen per metric ton)	71,300	75,300	73,300	53,500	60,900	57,300
Export ratio (value basis)	23.7%	Lower than 1st half		26.9%	27.0%	27.0%

3. Analysis of Factors Affecting Ordinary Income (consolidated, in billions of yen)

	FY2005 forecast	FY2004	Amount of increase
Ordinary Income	170.0	116.0	+54.0

Factors Increasing Profits		Factors Decreasing Profits	
Production/Shipments	100.5	Steel raw material costs	(76.0)
Overall cost reduction	9.0	Cost of maintaining high-level production	(6.0)
Change to average method	24.0	Higher bonuses	(6.0)
Consolidated subsidiaries and		Exchange rate	(5.0)
equity-valued affiliates	17.0	Others	(3.5)
Total	150.5	Total	(96.5)

4. Extraordinary Loss (consolidated, in billions of yen)

	FY2005		
	1st Half	2nd Half Est.	Full Year Est.
Loss on separation of real estate business	(14.1)		(14.1)
Casualty loss	(4.5)		(4.5)
Expenses for containing contaminated soil		About (3)	About (3)
Total	(18.6)	About (3)	About (22.0)

5. Cash Flow, Debt & Debt-to-Equity Ratio

(consolidated, in billions of yen)	FY2005			FY2004
	1st Half	2nd Half Est.	Full Year Est.	
Free cash flow	54.6	23.4	78.0	160.3
Free cash flow, including project finance	66.3	18.7	85.0	175.2

(consolidated, in billions of yen)	FY2005		At End of
	1st Half	2nd Half Est.	FY2004
Debt	629.9	600.0	669.2
Debt, including IPP project finance	767.0	732.0	811.5

(times)	FY2005		At End of
	1st Half	2nd Half Est.	FY2004
D/E ratio	1.6	1.3	1.8
D/E ratio, including IPP project finance	1.8	1.4	2.1

6. Others

Exchange Rate & Effect of 1 Yen Increase on Profits (non-consolidated)

	FY2005		FY2004
	1st Half	2nd Half Est.	
Exchange rate (1 U.S. dollar to yen)	109 yen	117 yen	108 yen
Effect of 1 yen increase on profits (millions of yen)	300	400	100

Capital investment (consolidated, in billions of yen)

	FY2005			FY2004
	1st Half	2nd Half Est.	Full Year Est.	
Construction costs	34.7	56.3	91.0	66.0

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.

Investor Relations:
Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973
E-mail www-admin@kobelco.co.jp

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Website www.kobelco.co.jp